News Release	No. 11-208 May 5, 2011

Platinum Group Metals’ Partner Completes Transaction with Chinese Consortium

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) announces that its partner Wesizwe Platinum Ltd. (WEZ:JSE) (“Wesizwe”) has closed the proposed US$877 million financing package with a Chinese consortium that includes Jinchuan Group Ltd. (JNMC) and the China-Africa Development Fund. Wesizwe is now funded for construction of its own mine and is well supported for the development of the Western Bushveld Joint Venture (WBJV) with Platinum Group Metals.

Wesizwe has issued the new shares and application has been made to the JSE to list the 829,884,460 Wesizwe ordinary shares. Under the terms of the transaction, Wesizwe will receive an equity injection of US$227 million through JNMC and the China-Africa Development Fund constituting 45% of the fully diluted issued share capital of Wesizwe. JNMC and the China-Africa Development Fund will also secure a project finance loan facility of US$650 million for the completion of the Frischgewaagd-Ledig Platinum Mine.

Platinum Group Metals holds a 74% interest in the WBJV Platinum Mine that has commenced construction activities with Wesizwe holding the remaining 26%. Wesizwe also holds a 100% interest in the adjoining Frischgewaagd-Ledig Project which has also started platinum mine construction. The WBJV Project received an updated Record of Decision from the Department of Mineral Resources of South Africa to proceed with underground development in April 2011 and an application has been made for the full Mining Authorization.

Platinum Group and Wesizwe engineers have started investigations to maximize operational synergies associated with the proximity of the two adjacent projects now in construction. Platinum Group Metals was an architect of the transaction that completed in January 2011 to consolidate the rights within Wesizwe and Platinum Group allowing project finance to move forward.

R. Michael Jones, President and CEO of Platinum Group states, “We are pleased to see the transaction that secures funding for Wesizwe completed.  Jinchuan’s investment into Wesizwe and their involvement in the Western Bushveld Joint Venture is welcomed.  We see opportunities for operational synergies, cost savings and joint efforts to maximize benefits to all stakeholders including the local communities by working co-operatively. ”

PLATINUM GROUP METALS LTD.

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Jinchuan Group Ltd. is a Chinese state-owned company under the jurisdiction of the People’s Government of the Gansu Province, China and is the largest producer of nickel and PGMs in China. JNMC has an integrated business in non-ferrous metals from mining, refining and marketing to project engineering and mining equipment manufacturing.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and amalgamated in 2002 and is focused on the development of platinum operations. Platinum Group’s main asset is a 74% interest in the WBJV Project 1 Platinum Mine where an initial construction budget of $100 million is in progress, including underground development. Platinum Group Metals is also in active exploration for platinum in Canada near Thunder Bay Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President, CEO and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.